November
20, 2018

Dixie Carroll
Assistant General Counsel
Ameriprise Financial
5229 Ameriprise Financial Center
Minneapolis, MN 55474

        RE:      RiverSource Life Insurance Company
                 RiverSource Variable Life Separate Account
                 Initial Registration Statement on Form N-6
                 (File Nos. 333-227506 and 811-04298)

                 RiverSource Life Insurance Co. of New York
                 RiverSource of New York Account 8
                 Initial Registration Statement on Form N-6
                 (File Nos. 333-227507 and 811-05213)

Dear Ms. Carroll:

         On September 24, 2018 you filed on behalf of RiverSource Life Insurance Company
(RiverSource Life) and RiverSource Life Insurance Co. of New York (RiverSource Life of NY) initial registration statements on Form N-6 under the Securities Act of 1933 and the Investment
Company Act of 1940 ("1940 Act") to register securities in connection with new variable universal life insurance policies (RiverSource Variable Universal Life 6 Insurance).

        The registrants requested, and the staff has given the registration statements a selective review. Based on our review, we have the following comments related to each filing. Unless specified otherwise, references to RiverSource Life apply equally to RiverSource Life of NY and page numbers refer to the courtesy copy of RiverSource Variable Life Separate Account registration statement provided to the staff.1

General

    1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in pre-effective amendments to the registration statements. We may have further comments when you supply the omitted information.

1
 Capitalized terms have the same meaning as in the registration statement. References to item numbers are to Form N-6.
 Dixie Carroll
November 20, 2018
Page 2 of 6


   2. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Prospectus

Cover Page (page 1)

   3. The cover page states that "This prospectus provides a general description of the policy.
      Your actual policy and any riders or endorsements are the controlling documents."
      Please delete this disclosure. All material terms of the policy and endorsements must be described in the prospectus and the prospectus must control. The insurance company may direct investors to the policy for more detailed information and policy specifications unique to the investor. Also, please add the following to the national version of the policy: "All material state variations are disclosed in the prospectus."

Fee Tables (pages 4-8)

   4. Periodic Charges Other than Fund Operating Expenses. For all charges where a
      "minimum and maximum" charge and a "guaranteed and current" charge are shown, please explain supplementally to the staff the difference. Also, please see comment 16 below with regard to this issue and revise as appropriate.

   5. State Premium Taxes. Please add a line item to the Transaction Fees table for "State
      Premium Taxes."

   6. Interest Rate on Payments under Accelerated Benefit Rider for Terminal Illness. Please specify the actual charge in the fee table.

   7. Overloan Protection Benefit. Please also include the maximum charge for the Overloan
      Protection Benefit.

Policy Benefits and Risks (pages 9-17)

   8. Death Benefit. Under each death benefit option, the amount payable can be, if greater, "a percentage of the policy value." Please indicate where this "percentage" is indicated.
      Also, please indicate the form of death benefit option that will be provided if a particular death benefit option has not been elected.

   9. Right to Examine Your Policy. During the "Free Look" an investor may return the policy and receive a full refund of premiums paid. Until the policy date, premiums are held in the fixed account with interest credited on any net premiums (gross premiums minus premium expense charge) at the current fixed account rate. Please disclose whether investors will be refunded the greater of premium payments or policy value.
 Dixie Carroll
November 20, 2018
Page 3 of 6

   10. Loans. Please consider describing the purpose of loans (i.e., to access policy value without the taxes and surrender charges associated with withdrawals).

   11. Investment Choices. The Indexed Accounts investment choices introduces terms that have not been defined, such as "cumulative guaranteed interest rate." If the cumulative guaranteed interest rate is the segment growth rate cap for all Indexed Accounts, please explain that this means an investor is not entitled to any minimum cap rate and that with fees and charges, an investor may lose more than his or her investment in the Indexed
       Accounts. In addition, please disclose whether the minimum guaranteed rate complies with all applicable state non-forfeiture laws.

   12. Optional Insurance Benefits. With respect to the Overloan Protection Benefit, please disclose, if accurate, that the death benefit may be reduced (significantly) to the minimum amount permitted under the tax code to maintain the policy's status as a life insurance policy.

   13. Optional Insurance Benefits. Also, with respect to the Optional Insurance Benefits generally, please confirm supplementally to the staff that all material terms of the policy are identified in the prospectus.

Fund Risks (page 18)

   14. As the Indexed Accounts are investment options under the policy, please disclose the risks associated with the Indexed Accounts. For example, an investor may never receive an interest credit on amounts invested in the Indexed Accounts. Also, if true, with fees and charges, an investor could lose more than his or her investment in the Indexed
       Accounts.

Monthly Deduction (pages 19-20)

   15. Cost of Insurance. Please disclose the contract's underwriting requirements. If
       RiverSource Life's use of simplified underwriting or other underwriting methods would cause healthy individuals to pay higher cost of insurance rates than they would pay if
       RiverSource Life used different underwriting methods, then please state that the cost of insurance rates are higher for healthy individuals as a result of that method of underwriting being used. See Instruction 2 to Item 5(a).

   16. Indexed Account Charge. The disclosure states "We reserve the right to change this charge in the future, including varying it by indexed account; however, it will never exceed the guaranteed indexed account charge shown in the Policy Data section of the policy." This reservation should be deleted (entire sentence) because both the current and guaranteed charge are the same. Please note that a maximum charge disclosed in the fee table should be the maximum guaranteed charge that can be imposed under the policy based on the current prospectus; and not the maximum charge that may be imposed in the future (i.e., a charge that would not apply to current purchasers or existing policy
 Dixie Carroll
November 20, 2018
Page 4 of 6

       owners). Increases in charges that would apply only to future sales typically should be made in a future amendment to the registration statement.

Mortality and Expense Risk Charge (page 21-22)

   17. Please confirm in the disclosure that the current mortality and expense risk charge is zero, as reflected in the fee table.

Voting Rights (page 34)

   18. Please add disclosure stating that fund shares owned by RiverSource Life and its affiliates in their own names will also be proportionately voted.

The General Account (page 35)

   19. It is noted that the Fixed Account and the Indexed Accounts are the options supported by the company's General Account. Please clarify that these General Account obligations are subject to RiverSource Life's claims paying ability and financial strength.

The Fixed Account (page 35)

   20. Please specify how an investor can obtain the current and renewal rates, and when interest will be credited.

The Indexed Accounts (pages 35-38)

   21. Please revise the disclosure of the Indexed Accounts to describe in plain English the terms of the Indexed Accounts (e.g., describe each currently offered Indexed Account by identifying the reference index, applicable minimum participation rate, guaranteed minimum cap, etc.). Also, please explain the meaning of "the policy value that you place in the indexed accounts is guaranteed an interest rate of 0% for the 1 year point-to-point indexed account, and 1% for the 2 year . . ." and revise using plain English. Does this mean that for the 1 year point-to-point indexed account, an investor would not lose any policy value invested in the indexed account and would earn at least 1% for the 2 year point-to-point indexed account? If these rates refer to a floor, please revise to make that clear.

   22. Please specify how an investor will be notified of the initial cap (and floor) rates, as well as those applicable at segment renewal.

   23. With respect to the segment maturity value, please disclose the procedure for an investor to reallocate segment maturity value to the fixed account, subaccounts, and/or indexed accounts for succeeding time periods/segments.
 Dixie Carroll
November 20, 2018
Page 5 of 6

Keeping the Policy in Force (page 41)

   24. In the paragraph describing the Minimum Initial Premium Guarantee, the disclosure states that a policy owner may choose to pay only the minimum initial premium during the "minimum initial premium period." Should the disclosure reference be to the
       "minimum initial premium guarantee?" A similar reference is made in the subsequent sections entitled "No Lapse Guarantees" and "Changes in Specified
Amount."

Key Terms (pages 65-69)

   25. Please make Key Terms identifiable throughout the prospectus (e.g., capitalizing defined terms).

   26. With respect to the Segment Floor and Segment Growth Cap, please explain to the staff what is meant by "..., including both the segment guaranteed annual interest rate and the indexed interest rate."

Back Cover Page

   27. Please update the address for of the Securities and Exchange Commission to: 100 F St.
       N.E., Washington, D.C. 20549-8629.

Statement of Additional Information

   28. Please state the name and principal business address of the Registrant's custodian and independent public accountant and describe generally the services performed by each.


                                            ********
        Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.
        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.
        Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, RiverSource Life, RiverSource Life of NY and their underwriters must request acceleration of the effective date of the registration statements.
 Dixie Carroll
November 20, 2018
Page 6 of 6

       In closing, we remind you that RiverSource Life and RiverSource Life of NY are responsible for the accuracy and adequacy of their disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.
        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6765 or cowanm@sec.gov.

                                                             Sincerely,

                                                             /s/ Mark Cowan

                                                             Mark Cowan
                                                             Senior Counsel



Cc: Sally Samuel
    William J. Kotapish